SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 1999


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the six months ended June 30, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date: December 6, 2000              By:  /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca





NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at June 30, 1999 and the consolidated statements of operations and deficit and changes in financial position for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada                                         "ELLIS FOSTER"
August 19, 1999                                           Chartered Accountants

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
June 30, 1999
(Unaudited - See Notice to Reader)



                                                                      1999             1998
                                                                      ----             ----
ASSETS

Current
  Cash and temporary investments                                  $  2,574,801      $  3,265,685
  Funds restricted for mineral exploration                               9,039            49,286
  Accounts receivable                                                   34,655            60,696
  Prepaid expenses and deposits                                         81,667            73,611
                                                                  ------------      ------------
                                                                     2,700,162         3,449,278

Mineral interests (Note 1)                                           2,193,325         2,120,653

Capital assets                                                         318,755           191,418
                                                                  ------------      ------------
                                                                  $  5,212,242      $  5,761,349
                                                                  ============      ============
LIABILITIES

Current
  Accounts payable and accrued liabilities                        $    267,945      $     96,227
                                                                  ------------      ------------
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                               9,975,833         8,872,968

Deficit                                                             (5,031,536)       (3,207,846)
                                                                  ------------      ------------
                                                                     4,944,297         5,665,122
                                                                  ------------      ------------
                                                                  $  5,212,242      $  5,761,349
                                                                  ============      ============



Approved by the Directors:    "Ken Z. Cai"    "Theodore H. Konyi"
                              ------------    -------------------
                              Ken Z. Cai      Theodore H. Konyi

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Six Months Ended June 30, 1999
(Unaudited - See Notice to Reader)



                                                                       1999                    1998
                                                                       ----                    ----

Interest and sundry income                                         $     51,726            $     60,288
                                                                   ------------            ------------
Administrative expenses
  Accounting                                                             41,265                  55,726
  Advertising                                                            30,875                  11,379
  Amortization                                                           45,650                  29,491
  Capital tax                                                            10,706                       -
  Conference                                                              8,608                   5,409
  Investor and government relations                                      65,675                  72,825
  Investor relations - consulting                                        82,698                  78,753
  Legal                                                                  13,653                  20,448
  Listing, filing and transfer agents                                    15,027                  39,652
  Management fees                                                        16,273                  53,669
  Office and miscellaneous                                               25,565                  29,201
  Printing                                                               10,004                  14,553
  Property investigation                                                 20,148                 104,509
  Rent                                                                   51,971                  71,219
  Salaries and benefits                                                  38,551                  47,680
  Telephone                                                              13,879                  30,996
  Travel and transportation                                              12,433                  27,658
  Foreign exchange loss (gain)                                            3,646                    (496)
                                                                   ------------            ------------
                                                                        506,627                 692,672
                                                                   ------------            ------------
Operating loss                                                        (454,901)                (632,384)

Mineral interest written off                                            (4,590)                       -
                                                                   ------------            ------------
Net loss for the period                                               (459,491)               (632,384)

Deficit, beginning of period                                         (4,572,045)             (2,575,462)
                                                                   ------------            ------------
Deficit, end of period                                             $ (5,031,536)           $ (3,207,846)
                                                                   ============            ============
Loss per share                                                     $      (0.03)           $      (0.04)
                                                                   ============            ============


MINCO MINING AND METALS CORPORATION

Consolidated Statement of Changes in Financial Position
Six Months Ended June 30, 1999
(Unaudited - See Notice to Reader)


                                                                       1999                    1998
                                                                       ----                    ----

Cash provided by (used for) operating activities
  Net loss for the period                                          $   (459,491)          $   (632,384)
  Items not involving cash
  - amortization                                                         45,650                 29,491
  - mineral interest written off                                          4,590                      -
                                                                   ------------           ------------
                                                                       (409,251)              (602,893)
  Net change in non-cash working capital                                298,275               (100,968)
                                                                   ------------           ------------
                                                                       (110,976)              (703,861)
                                                                   ------------           ------------
Cash provided by financing activities
  Shares issued for cash                                                362,500                      -
                                                                   ------------           ------------
Cash used for investing activities
  Acquisition of capital assets                                        (100,359)                (9,580)
  Deferred exploration costs                                           (543,322)              (307,745)
                                                                   ------------           ------------
                                                                       (643,681)              (317,325)
                                                                   ------------           ------------
Decrease in cash position                                              (392,157)            (1,021,186)

Cash position, beginning of period                                    2,966,958              4,286,871
                                                                   ------------           ------------
Cash position, end of period                                       $  2,574,801           $  3,265,685
                                                                   ============           ============


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 1999
(Unaudited - See Notice to Reader)


1.   Mineral Interests



                                            Jan. 1, 1999
                                 Deferred     to June 30                     Deferred      Deferred
                                    Costs           1999                        Costs         Costs
                                  Dec. 31    Exploration        Amount        June 30       June 30
                                     1998          Costs   Written Off           1999          1998
   -------------------------------------------------------------------------------------------------

   Emperor's Delight           $   89,316       $ 14,948      $      -     $  104,264    $   89,316
   Lengkou                              -              -             -              -       388,272

   Crystal Valley                     100              -             -            100           100

   Stone Lake                         100              -             -            100           100

   Changba Lijiagou
   Lead-Zinc Deposit              134,803              -             -        134,803       134,803

   White-Silver Mountain          623,081        519,980             -      1,143,061       111,247

   Chapuzi                        330,218              -             -        330,218       376,002

   Xifanping Gold Deposits              -              -             -              -        34,960

   Heavenly Mountains             436,519              -             -        436,519       653,352

   Savoyardinskii                       -          4,590        (4,590)             -       325,969

   Inner Mongolia                  40,456          3,804             -         44,260         6,532
   -------------------------------------------------------------------------------------------------
                               $1,654,593       $543,322      $ (4,590)    $2,193,325    $2,120,653
   =================================================================================================


     (a) The Emperor's Delight property is located in Hebei Province, China. Pursuant to the Joint Venture Agreement, Temco can earn a 55% interest in the properties by spending US$4.4 million over a five-year period.

     (b) The Crystal Valley and Stone Lake properties are located in Hebei Province, China. These projects are subject to the approval of the appropriate Chinese government authorities.

     (c) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Gansu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The Company can earn a 75% interest in the deposits of Deep Changba, Lijiagou and the Joint Area by taking the project through development, to produce 3,500 tonnes of ore per day. Besides the deposits, BNMC is also contributing the existing 3,500 tonnes per day on site concentrator and all related infrastructure.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 1999
(Unaudited - See Notice to Reader)

1.   Mineral Interests (continued)

     (d) The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China through the "Cooporation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. Pursuant to the Joint Venture Agreement signed on August 28, 1998, the Company will earn an 80% interest in the entire property by expending not less than US$4.8 million on exploration work within six years from the date the Joint Venture business licence was granted.

          An option was granted to Teck Corporation ("the Optionee") to acquire 70% of the Company's interest in the White Silver Mountain Project. In order to exercise the option, the Optionee must:

          (i) subscribe for and complete a private placement of 375,000 shares at a price of $2.00 per share (subscribed and completed on July 9, 1998). The private placement includes three (3) sets of share purchase warrants, each warrant entitling the Optionee to purchase one additional common shares of the Company at escalating prices as follows:

               o    125,000 of the warrants  shall be  exercisable at a price of
                    $2.00  per  share  on  or  before  July  9,  1999   (expired
                    subsequently);

               o 125,000 of the warrants shall be exercisable at a price of $3.00 per share on or before July 9, 1999 (exercised at reduced price of $1.60 per share in July, 1999); and

               o 125,000 of the warrants shall be exercisable at a price of $3.45 per share on or before July 9, 2000.

          (ii) exercise the second warrants on or before their expiry date (for gross proceeds to the Company of $375,000);

          (iii)fund all of the Company's obligations to incur exploration and development expenditures on the property, pursuant to the Joint Venture Agreement;

          (iv) prepare a preliminary feasibility study on at least one mineral deposit on the property in form satisfactory to the Company and Baiyin Nonferrous Metals Company, on or before June 10, 2001; and

          (v) prepare a feasibility study on the same deposit and, in the event of a positive and bankable feasibility study, arrange all financing required to place this deposit into commercial production on or before June 10, 2002.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 1999


1.   Mineral Interests (continued)

     (d)  (continued)

          The Company  must use 100% of the  proceeds  of the private  placement
          ($750,000) to fund the Phase I diamond drilling and surface exploration program of the project. All proceeds from the exercise of any warrants, however, will be used by the Company for its general corporate purposes and will not be applied towards work on the White Silver Mountain Project. The property interest retained by the Company will be a carried interest.

     (e) The Chapuzi property is located in Sichuan Province, China. The Company has entered into a cooperative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on this property.

          Pursuant to the agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi Gold Deposit. The Company may earn a 75% interest by placing the project into production.

     (f) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

          The Company abandoned a portion of these properties in 1998.

     (g) The Inner Mongolia property is located in Inner Mongolia Autonomous Region, China. Pursuant to the Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending around US$2.5 million over a four-year period.

          The agreement is subject to the approval of the Chinese government.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 1999
(Unaudited - See Notice to Reader)


2.   Share Capital

     Authorized: 100,000,000 common shares without par value

        Issued:


                                                                         Shares          Amount
                                                                       ----------      ----------
        Balance, December 31, 1997 and June 30, 1998                   15,370,123      $8,872,968

        Issued pursuant to a private placement, less share                375,000         740,365
        issuance cost of $9,635
                                                                       ----------      ----------
        Balance, December 31, 1998                                     15,745,123       9,613,333

        Private placement at $0.85 per share                              250,000         212,500

        Private placement at $1.00 per share                              150,000         150,000
                                                                       ----------      ----------
        Balance, June 30, 1999                                         16,145,123      $9,975,833
                                                                       ==========      ==========


     (c) 4,211,689 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at June 30, 1999:

          Number of Shares         Exercise Price         Expiry Date
          ----------------         --------------         -----------
              826,100                  $1.41            March 5, 2006
              215,500                  $1.41            June 20, 2007
               97,300                  $1.41            October 8, 2006
               97,300                  $1.41            March 6, 2007
               75,000                  $1.50            April 24, 2000
              120,000                  $1.01            January 12, 2000
              120,000                  $1.41            January 12, 2000
               75,000                  $1.20            February 4, 2001
               75,000                  $1.41            February 4, 2001
            ---------
            1,701,200

     (e)  Warrants outstanding at June 30, 1999:

          Number of Shares         Exercise Price      Expiry Date
          ----------------         --------------      -----------

            1,600,000                  $2.00         December 31, 2000
              125,000                  $2.00         July 9, 1999
                                                      (expired subsequently)
              125,000                  $3.00         July 9, 1999 (see Note 1d)
              125,000                  $3.45         July 9, 2000
              125,000                  $0.85         January 15, 2000
              150,000                  $1.20         February 4, 2000
            ---------

3.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:


                                                                  1999             1998
                                                                  ----             ----
            Management fees and salaries                        $ 53,893         $ 65,685
            Property investigation                                     -           20,702
            Investor relations - consulting                            -            6,000
            Deferred exploration costs                            29,840           38,188
                                                                --------         --------
                                                                $ 83,733         $130,575
                                                                ========         ========

     (b) Account payable of $51,914 (1998 - $51,632) is due to a director or a corporation controlled by a director of the Company.

4.   Comparative Figures

     Certain 1998 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1999.

                       Schedule "C": Management Discussion
                        Minco Mining & Metals Corporation
                       For the Quarter ended June 30, 1999

Project Activity

For this reporting period, the focus of the Company's project activity has been continuously on exploration of the White Silver Mountain polymetallic project. In addition to the new set of drilling equipment purchased at a cost of $97,337 and shipped to White Silver Mountain in March 1999, the exploration costs on the White Silver Mountain project amounted to $519,980 as to the end of June 1999.

As to the end of second quarter, the first phase underground drilling program has been successfully completed on the White Silver Mountain Project. This program has defined an area of 200m by 300m beneath the current producing Xiaotieshan mine.

A 200 metre long east drift towards a new drill station on 9900E has been completed. The second phase drilling program consisting of approximately 8,000 metres will commence shortly to test two 200m by 300m areas along strike of the existing ore bodies, one on the eastern side and the other on the western side of the Phase I drilling. Upon completion of the Phase II drilling program, an area of about 800m by 300m will have been tested, including the area tested during Phase I. This major drilling program will continue through early year 2000 with the objective of defining a 10 million tonne reserve, which can be placed into production in a cost effective and timely manner by using Baiyin Non-Ferrous Metals Corporation's extensive milling and smelting capacity.

Concurrent with the Phase II underground drilling program, a surface exploration program on the surrounding 110 square kilometre property will continue. Detailed mapping, geochemical, and geophysical surveys will be conducted in areas which host recently discovered lithologies and alteration typical of Volcanogenic Massive Sulphide deposits.

In light of the privatization of the Chinese economy, and central government planned phase-out of all subsidies to state companies, many state-owned mining companies with quality mineral projects are now seeking foreign partners to restructure their operations and to develop new mines. With a solid business relationship with the Chinese mining industry community and regulatory agencies, Minco holds a unique position among foreign mining companies currently operating in China, to pursue quality projects in China. So far the company has reviewed several good precious metal projects and more will be evaluated throughout 1999.

Financial Activity

As of June 30, 1999, the Company spent a total of $538,732 on its properties in China. Additional costs amounted to $97,337 for new drilling equipment and parts shipped to China for the White Silver Mountain project.

Overall administrative expenses decreased to $506,627 in first six months of 1999 from $692,672 for the comparable period of 1998. This 27% decrease is a result of lower property investigation cost, management fees & employee salaries, accounting & auditing costs, legal & filing fees, office rent, telecommunication, and travel costs, which were partially offset by increases in advertising, amortization and investor relations consulting expenses.

During the period, management fees totaled $16,273 compared to $53,669 for the same period in 1998; this drastic decline of 70% in management fees indicates a consolidated management team and more cost-effective business practices within the company. In addition, the company paid expenses of $67,460 incurred by its Chairman, President and Chief Executive Officer or to corporations controlled by them.

Office overhead dropped 34% to $49,448 from $74,750 for the comparable period of 1998.

Property investigation costs declined significantly to $20,148 for the first six months of 1999 compared to $104,509 for the comparable period of 1998.

Miscellaneous Items

On June 28, 1999, the Company announced the retirement of Mr. Peter Tsaparas as Chairman of the Board of Directors. Through his stewardship of Minco, Mr. Tsaparas played a major role in the Company's highly successful entry into the Chinese mining industry.

In July 1999, the Company announced the appointment of Mr. William Meyer to the Board of Directors. Mr. Meyer replaces Mr. Wayne Spilsbury. Mr. Meyer, currently Consultant, Teck Corporation, and formerly Vice-President, Exploration for Teck (and President of Teck Exploration Ltd.), he joined Teck Exploration Ltd. in 1979 as Exploration Manager for Western Canada and the United States. In 1991, he was appointed President of Teck Exploration Ltd., responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide. He is a director and officer of a number of public and privately owned Companies.

In the mean time, the Company granted 150,000 units of Director's stock options at a price of $1.65. The options will expire July 16, 2006.

On July 9, 1999, Teck exercised its option on an additional 125,000 Minco warrants. As a result, Teck will take over as operator of the White Silver Mountain project in Gansu Province, China. At Teck's sole option, it can earn a 56% interest in "Gansu Keyin", a Chinese registered joint venture company between Minco and Baiyin Non-Ferrous Metals Corporation, by funding Minco's obligation on the License Territory through production.